EXTERRAN PARTNERS, L.P.
16666 Northchase Drive
Houston, TX 77060
October 14, 2010
Via Edgar and Facsimile (703-813-6968)
U.S. Securities and Exchange Commission
Division of Corporation Finance
101 F Street, N.E.
Washington, D.C. 20549
Attn:	Mr. Christopher Owings Assistant Director
Re:	Exterran Partners, L.P.

Form 10-K for the Fiscal Year Ended December 31, 2009
Filed February 25, 2010
Forms 10-Q for the fiscal quarters ended March 31, 2010 and June 30, 2010
Filed May 6, 2010 and August 5, 2010
File No. 001-33078
Ladies and Gentlemen:
     On September 30, 2010, Exterran Partners, L.P. (the “Partnership,” “we” or “us”) received the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to our annual report on Form 10-K for the year ended December 31, 2009 filed on February 25, 2010 (the “Form 10-K”) and our Forms 10-Q for the fiscal quarters ended March 31, 2010 and June 30, 2010 filed on May 6, 2010 and August 5, 2010, respectively.
     For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in italicized text.
Form 10-K for Fiscal Year Ended December 31, 2009
Item 7. Management’s Discussion and Analysis of Financial Condition, page 41
Liquidity and Capital Resources, page 46
1.	We note that your revolving credit agreement expires in October 2011 and that you had $285 million outstanding under the agreement at December 31, 2009 and $283 million

United States Securities and Exchange Commission
October 14, 2010

outstanding at June 30, 2010. Please discuss how you will address the expiration of this credit agreement and the amount outstanding under the agreement. If you intend to refinance this debt, please discuss your prospects for being able to do so and the terms you expect to receive. Please confirm that you continue to discuss how you are addressing the expiration of this credit agreement in your future periodic reports.
Response:	The Partnership acknowledges the Staff’s comment. The Partnership is currently in the process of refinancing its revolving credit agreement and confirms that it will disclose the terms of such refinancing arrangements in its future periodic reports as required under the Securities Exchange Act of 1934 (the “Exchange Act”).

Until such time as the Partnership completes the refinancing arrangements referred to above, the Partnership will include the following or similar disclosure in its future periodic reports:

Our senior secured credit facility matures in October 2011, and we expect to refinance this facility well in advance of such date. We cannot predict the potential terms of any new or revised credit facilities; however, based on current market conditions, we expect that the interest rate under any replacement facility would be higher than in our current facility and therefore would lead to higher interest expense in future periods.
Item 9A Controls and Procedures, page 52
Management’s Annual Report on Internal Control Over Financial Reporting, page 52
2.	We note that your management’s effectiveness determination regarding your disclosure controls and procedures was limited to information required to be disclosed in “this report.” Please confirm that your Chief Executive Officer and Chief Financial Officer concluded that your disclosure controls and procedures were effective as of the end of the period covered by the report to ensure that information required to be disclosed by you in the reports that you file or submit under the Act (15 U.S.C. 78a et seq.) is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms. Please also apply this comment to your Form 10-Q for the fiscal quarter ended March 31, 2010 and June 30, 2010. Please confirm that you will comply with this comment in your future periodic reports.
Response:	The Partnership acknowledges the Staff’s comment and confirms that the Chief Executive Officer and Chief Financial Officer of Exterran GP LLC, the general partner of our general partner, concluded that our disclosure controls and procedures were effective as of December 31, 2009, March 31, 2010 and June 30, 2010 to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time

United States Securities and Exchange Commission
October 14, 2010

periods specified in the Commission’s rules and forms. The Partnership confirms that it will comply with this comment 2 in its future periodic reports.
Directors and Executive Officers, page 55
3.	For each director or person nominated or chosen to become a director, please briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director. In this regard, we note that you made general statements of attributes that certain directors may possess, but you do not state if these factors are why they should serve as your directors, in light of your business and structure. Please revise this section to make clear the specific experience, qualifications, attributes or skills that led you to conclude that that the person should serve as a director, in light of your business and structure. Please refer to Item 401(e) of Regulation S-K and, for guidance, please see the Division of Corporation Finance’s Compliance Disclosure and Interpretations Question 116.05 under the section entitled “Regulation S-K” (March 12, 2010).
Response:	The Partnership acknowledges the Staff’s comment. The additional disclosures we included in each of the director biographies in Part III, Item 10 of the Form 10-K under the section entitled “Directors and Executive Officers” (beginning on page 55) were intended to address our understanding of the new regulations and were based on a review of filings made by a sample of accelerated filers prior to our required filing date. We believe the biographical information provided in Part III, Item 10 of the Form 10-K for each director goes beyond the previously required description of each director’s business experience during the past five years, and includes information about each director’s particular area of expertise and other relevant qualifications and skills that led to his or her appointment as a director. In future filings with the Commission, as appropriate, we will add clarifying language noting that these areas of expertise and other relevant qualifications and skills led to such director’s appointment to the board; otherwise, we believe our current disclosures satisfy the requirements of Item 401(e) of Regulation S-K and that including additional disclosures on this point in the Form 10-K would duplicate the information provided in each director’s respective biography. We recognize that regulations regarding Item 401(e) of Regulation S-K have changed from prior years and that practice in complying with such regulations is evolving. We will continue to monitor disclosure practice in this area and will be open to further modifications in our disclosures in future filings with the Commission.

United States Securities and Exchange Commission
October 14, 2010

Item 11 Executive Compensation, page 59
4.	We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.
Response:	The Partnership acknowledges the Staff’s comment. As disclosed in Part III, Item 11 of the Form 10-K under the section entitled “Overview” (page 59), as is commonly the case for many publicly traded limited partnerships, we have no employees. Under the terms of our Partnership Agreement, we are ultimately managed by Exterran GP LLC, the general partner of Exterran General Partner, L.P., our general partner. In addition, as disclosed in Part III, Item 11 of the Form 10-K under the section entitled “Partnership Compensation Committee Structure and Responsibilities” (beginning on page 60), the compensation structure for our executive officers is generally established by the Exterran Holdings compensation committee, which performed a risk assessment and determined that its compensation programs do not create risks that are reasonably likely to have a material adverse effect on Exterran Holdings.

Based on an assessment performed by Exterran GP LLC, with input from Exterran GP LLC’s executive management, we determined that our compensation policies do not create risks that are reasonably likely to have a material adverse effect on Exterran GP LLC or the Partnership. In conducting the risk assessment, numerous factors were considered, including:
•	the balance among base salary and short-term and long-term incentive compensation, which is discussed in Part III, Item 11 of the Form 10-K under the sections entitled “Compensation Philosophy and Objectives” (beginning on page 61) and “Elements of Compensation” (beginning on page 64);

•	the potential payouts under the short-term incentive program are not significant relative to total compensation and would not reasonably be considered as motivating high-risk investments or other conduct that is not consistent with the long term goals of Exterran GP LLC or the Partnership;

•	payouts under the annual incentive compensation program are based on multiple key business activities and indicators, which diversifies the potential risk associated with any single measure;

•	awards under the Partnership’s long-term incentive plan and Exterran Holdings’ stock incentive plan vest over multiple years,

United States Securities and Exchange Commission
October 14, 2010

aligning the interests of executive officers with the interests of long-term unitholders;

•	the Exterran Holdings compensation committee’s practice of considering non-financial and other qualitative factors in determining compensation awards discourages excessive risk-taking and encourages good judgment; and

•	the process by which final annual base salaries, cash bonuses and incentive compensation awards are approved by the Exterran Holdings compensation committee encourages careful analysis of any risks resulting from Exterran Holdings’ or the Partnership’s compensation policies and practices.
Establishing Competitive Pay Levels, page 63
5.	Please revise your disclosure to explain how you utilize the general industry data and whether you use it in the same manner you use the oilfield services industry data. To the extent you also use the general industry data to target executive cash compensation, explain what reference points you utilize and identify the components of the benchmark. See Item 402(b)(2)(xiv) of Regulation S-K and Question 118.05 of our Regulation S-K Compliance and Disclosure Interpretations located at our web-site, www.sec.gov.
Response:	The Partnership acknowledges the Staff’s comment and respectfully requests that the Staff allow us to address this comment, where appropriate, in future filings with the Commission. The Partnership references the sentence in Part III, Item 11 of the Form 10-K under the section entitled “Establishing Competitive Pay Levels” (page 63) stating that “The Exterran Holdings compensation committee used this data both to consider overall trends in executive compensation and to target executive cash compensation at the 50th percentile and long-term incentive compensation at the 50th to 75th percentile . . . .” As used in this sentence, the term “data” was intended to refer to both the general industry data and the oilfield services data. The Exterran Holdings compensation committee used the general industry data in the same manner it used the oilfield services data; that is, the general industry data median for cash and long-term incentive compensation was an additional data point in assessing the overall reasonableness and competitive position of executive officer compensation. The Partnership confirms that it will clarify in future filings in which disclosure is required under Item 402 of Regulation S-K, that the Exterran Holdings compensation committee uses both the general industry data and the oilfield services data in the same manner.

The Partnership feels that its disclosure adequately describes the components of “general industry data” as required under Item

United States Securities and Exchange Commission
October 14, 2010

402(b)(2)(xiv) of Regulation S-K. As disclosed in Part III, Item 11 of the Form 10-K under the section entitled “Establishing Competitive Pay Levels” (page 63), the general industry data is collected by our third-party compensation consultant from a group of over 750 companies across a variety of industries, and then is regressed for companies with annual revenue of approximately $3 billion. However, we do not believe that disclosure of the over 750 component companies included in our third-party compensation consultant’s regression analysis of the general industry data would provide any meaningful information necessary for an investor’s understanding of our executive compensation program or would be otherwise material to our investors.
Long-Term Incentive Compensation, page 69
6.	Please clarify how you determine the amount of long-term incentive awards to award each named executive officer. While you describe how you divide the total long-term award between restricted stock awards, stock options and phantom units it is not clear how you determine the amount of long-term awards.
Response:	The Partnership acknowledges the Staff’s comment and respectfully requests that the Staff allow us to address this comment, where appropriate, in future filings with the Commission. The Partnership refers the Staff to the disclosure in Part III, Item 11 of the Form 10-K under the section entitled “Establishing Competitive Pay Levels” (page 63), stating that the Exterran Holdings compensation committee has generally targeted executive officer long-term incentive compensation at the 50th to 75th percentile of comparable positions at companies included in the general industry and oilfield services industry with median annual revenue of $3 billion and $2.3 billion, respectively.

In addition to targeting total long-term incentive compensation within the 50th to 75th percentile, for 2009, the Exterran Holdings compensation committee also reviewed share utilization with respect to the Exterran Holdings, Inc. Amended and Restated 2007 Stock Incentive Plan, potential overhang and burn rate under various award scenarios, as well as the compensation paid to executives over the past three years. Also for 2009, the Exterran Holdings compensation committee determined to place more compensation “at risk,” and, on average, the long-term incentive compensation awarded to our named executive officers comprised 55% of their total compensation in 2009. The Partnership confirms that in future filings in which disclosure is required under Item 402 of Regulation S-K, it will disclose the relevant factors considered in determining the aggregate amount of long-term incentive compensation awarded to our named executive officers.

United States Securities and Exchange Commission
October 14, 2010

Deferred Compensation Plan, page 71
7.	In your description of the non-qualified deferred compensation plan, please discuss the measures for calculating interest or other plan earnings. Please quantify any applicable interest rates and other earning measures applicable during the last fiscal year. Please refer to Item 402(i)(3)(ii) of Regulation S-K.
Response:	The Partnership acknowledges the Staff’s comment and respectfully requests that the Staff allow us to address this comment, where appropriate, in future filings with the Commission. An employee’s contributions to Exterran Holdings’ non-qualified deferred compensation plan are self-directed investments in the various funds that are made available under such plan. There are thus no interest calculations or other earnings measures other than the performance of the investment funds selected by the employee. The Partnership confirms that it will include this disclosure in future filings in which disclosure is required under Item 402 of Regulation S-K.
Item 15 Exhibits and Financial Statement Schedules, page 92
8.	It appears that you have not provided all of the schedules and/or exhibits to Exhibit 10.7 “Senior Secured Credit Agreement dated October 20, 2006...” and Exhibit 10.12 “Management Agreement, dated as of October 13, 2009...” Please refile the complete agreements, including all schedules and exhibits with your next periodic report or tell us why you are not required to do so.
Response:	The Partnership acknowledges the Staff’s comment and respectfully requests that the Staff allow us to refile with our next periodic report the complete agreements referenced in this comment 8, including all of the schedules and exhibits thereto, subject to a confidential treatment request we intend to file with the Commission with respect to certain exhibits to the Management Agreement.
9.	Your exhibit index indicates that you have omitted portions of Exhibit 10.5 and filed these portions separately with the Securities and Exchange Commission pursuant to a confidential treatment request under Rule 24b-2 of the Securities Exchange Act of 1934, as amended. However, the agreement filed as Exhibit 10.5 does not indicate which portions of the exhibit have been redacted pursuant to Rule 24b-2(b). In the future, the exhibit should disclose the portions of the exhibit that have been omitted and separately filed with the Commission with a request for confidential treatment. For guidelines, please refer to the Staff Legal Bulletin No. lA, Section II.D.5, located on the internet at http.//www ..sec.gov/interps/legal/slbcf1r.htm. Please confirm your understanding in this regard.

United States Securities and Exchange Commission
October 14, 2010

Response:	The Partnership acknowledges the Staff’s comment and confirms that it will file Exhibit 10.5 in compliance with Rule 24b-2(b) and disclose the portions of the exhibit that have been omitted and separately filed with the Commission with a request for confidential treatment, as appropriate, in future filings with the Commission.
Form 10-Q for the Fiscal Quarter Ended June 30, 2010
Item 4 Controls and Procedures
Management’s Evaluation of Disclosure Controls and Procedures, page 28
10.	You state that your disclosure controls and procedures are designed at the “reasonable assurance” level. Please confirm, if true, that your officers concluded that your disclosure controls and procedures were effective at the reasonable assurance level or please remove this statement. Please apply this comment to future filings.
Response:	The Partnership acknowledges the Staff’s comment and confirms that its principal executive officer and principal financial officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed in reports that we file or submit under the Exchange Act is accumulated and communicated to management, and made known to our principal executive officer and principal financial officer, on a timely basis to ensure that it is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms. The Partnership confirms that it will clarify this disclosure in its future filings with the Commission.
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     In connection with responding to the Staff’s comments, we acknowledge that:
•	the Partnership is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Partnership may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions regarding the foregoing responses, please contact the undersigned at 281-836-7000 or Doug McWilliams of Vinson & Elkins L.L.P. at 713-758-3613.

United States Securities and Exchange Commission
October 14, 2010

In addition, we request that you advise us when the Staff has completed its review of the filings which were the subject of the Staff’s comments.

Sincerely, Exterran Partners, L.P. By: Exterran General Partner, L.P., its general partner By: Exterran GP LLC, its general partner
By:	/s/ MICHAEL J. AARONSON
	Name:	Michael J. Aaronson
	Title:	Vice President and Chief Financial Officer

Cc:	Robert Errett Mara Ransom Doug McWilliams